INVEST IN DRIVEN

We bring Direct Drive EV-technology to E-Bikes



madebydriven.com Boulder CO

Highlights

1. Advanced and innovative e-bike drive system.
2. Two patents awarded, 3 provisional patents. The Driven system is truly novel to micromobility.
3. Extended battery range of 10 - 19% - more efficiency is better for riders and the environment.
4. Extremely low maintenance (every 10,000 miles).
5. A single, bolt-on solution - no more cobbling together of chains/derailleurs/motors.
6. The e-bike market is experiencing hyper-growth. Now a $30B + market with almost a 15% CAGR.
7. Led by seasoned bike-industry professionals with dozens of successful products in the market.
8. Spun out of CeramicSpeed, already raised ~$2M from bike industry and crowd funding investors.

Our Team



Brian Baker CEO

25-year executive, several consumer tech products at market



Jason Wolf CFO

Has almost 30 years of finance and strategy experience within large Fortune 500 companies, start-ups, and nonprofit organizations. Focusing on growth and innovation.



Jason Smith Founder and CTO

20-year Mechanical Engineer, Several bike inventions at market

Driven Technologies



e-Bike market CAGR: 12.6%

e-Bike market
2023: $30.5B
2027: $51B

Problem: e-bikes still use chains, big gears and derailleurs

- 100-year-old technology
- -- inefficient, high maintenance costs
- -- not durable enough for e-bikes

Driven has developed a better way...

Driven's 'Core Drive' for e-bikes

- Same tech as Hybrid EV's
- Utilizes a modern 'Beveled Planetary Differential' gearset
- The Core Drive combines pedal power, motor assist, gears and drivetrain, all in one TINY package



Core Drive - internal

Our progress – production-ready in two months

Core Drive Value Propositions

- 9-24% more battery range than standard e-bikes (earth-friendly)
- Large patent portfolio – 2 awarded + five provisional patents
- Completely enclosed, 1/10th the maintenance costs of existing systems
- All-in-one, bolt-on solution: no more cobbling together chains, motors, belts, gears and derailleurs
- Cost Competitive



Core Drive – aluminum case

Target Market



Last mile delivery
Amazon, UPS, Instacart, DHL, Fedex, USPS, Postmates, et al



e-Bike manufacturers
Canyon, RadPower, Vanmoof, Harley Davidson, Specialized, et al



Rideshare e-bikes
Lime, Uber, Ford, B-cycle, Lyft, Citibike, Hopr, et al

Senior Execs at the Helm



Jason Smith
CTO, Mechanical Engineer
Several bike inventions in market



Jason Wolf
CFO – Over $20B in M&A and minority equity transactions across 25 years of experience



Brian Baker
CEO – Design/Manufacturing
Several consumer tech products in market

DRIVEN

Driven seeks Seed-2 financing from strategic partners/investors

- Use of Funds: high volume manufacturing and go-to market sales.

Your chance to make a difference.



Contact us now to hear the management presentation!

For more information go to:
www.madebyDRIVEN.com

The Core Drive on an e-bike cruiser

Email:
ceo@madebyDRIVEN.com

We hope to hear from you!